CIBC World Markets Enterprise Software Conference Charles Phillips August 6, 2003	1

Exhibit (a)(5)(liv)

Portion of webcast comments of

Charles Phillips, Executive Vice President of Oracle Corporation,

pertaining to the offer to purchase PeopleSoft, Inc. common stock,

made at the CIBC World Markets Enterprise Software Conference,

held on August 6, 2003.1

Speaker:	Charles Phillips

Questionable words and phrases [in brackets]

. . .

Part of that, extension of the brand in the market is our M&A strategy so I want to touch on that some. It’s just one component of that strategy it doesn’t supplant organic growth. We’re not going to rely totally on acquisitions for growth and we’re going to acquire some of the [wealth] we’re going to partner more and do other things, so the acquisitions are important, but they aren’t the only thing that we’re doing to extend our growth.

But some things to know about acquisitions – at Oracle, we’ve done about 30 already, most of them have been pretty successful. We know how to integrate them. Most of them have been pretty small to date and no single one is essential

1The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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to our growth, so although we maybe working on the PeopleSoft one now, it doesn’t stop us from looking at other ones.

And we have the infrastructure to do multiple transactions simultaneously. Obviously, we haven’t been big acquirers in the past. What has changed is that we do think the industry is in a new phase of consolidation. Customers are asking us to get into related areas and take over more responsibility for the infrastructure.

They’re tired of buying from hundreds of small software companies. They’re reducing their supplier list down to 10 and 20 companies and obviously we have to be one of those, so they want us to take on more responsibility. More reasonable prices for the properties we could potentially buy, and I think our relative strength is more apparent so we’re kind of a buyer of choice for many of those companies.

There’s tons of stuff that comes in the door every week, people who want to be bought. And we can absorb larger acquisitions now without distraction that we could before.

So with that, let me kind of give a few slides of update on where we stand on PeopleSoft right now. We definitely remain committed to this transaction. We still think it would be good for shareholders and customers on both sides, but this is not make or break for our apps business. Our apps business, as I demonstrated earlier is in pretty good shape.

We certainly gained market share the last couple of quarters, but nonetheless we were pursuing this transaction. And we still think it’s a winning

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proposition for shareholders. For our shareholders, it’s going to be accretive and that’s one of the criteria we use. We do like these acquisitions to be creative.

Make us the number two application vendor worldwide. We picked up about 11,000 customers now that they’ve bought J. D. Edwards. And to the extent that people elect to migrate to other Oracle technologies downstream, there would be some downstream revenue on the technology side of the business. That’s optional, but there’s certainly – some of that would happen and it’s unique to Oracle since that we’re in both the apps and the technology business, we can benefit that way.

It’s a low risk acquisition. It’s a company that we know well, similar types of customers and we know what we’re buying and we think it shrinks the lead for SAP. For PeopleSoft shareholders, it’s cash in hand, basically no exit risk. The price that [that we are offering], the $19.50 still about 48% of growth where the stock was trading pre-offer.

And obviously there’s executional risk on the PeopleSoft side and the uncertainty there – whatever pipeline drainage happen last quarter with the money back guarantee – who knows, we’ll have to wait and see how that plays out.

But certainly, the $19.50 based on the history of this chart might look pretty appealing and six months from now, three months from now, who knows – so we think it’s a good offer. We think there’s a reason the stock is trading where

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it is. That delta could be cleared off once the anti-trust issues are cleared. That’s still in progress – anybody has questions on that, we can answer it.

But we do think the offer is a fair and strong offer. With that, I’ll stop and take questions.

[END OF TRANSCRIPTION]

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995:

Statements in this transcript made in connection with Oracle’s tender offer are excluded from the “safe harbor” of the Private Securities Litigation Reform Act of 1995.

Information in this transcript relating to Oracle’s future prospects (other than those statements relating to the tender offer) which are “forward-looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following: (1) Economic, political and market conditions could continue to adversely affect purchasing decisions for computer software and services throughout the world. The war on terrorism and the potential for war or other hostilities in other parts of the world add to the climate of uncertainty that could adversely affect revenues. Delays in closing of sales, reductions in size of individual sales without an offsetting increase in volume or delays in product delivery can cause quarterly revenues and income to fall significantly short of anticipated levels. (2) Management’s ability to forecast revenues and control expenses, especially on a quarterly basis, continues to be a challenge. An unexpected decline in revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on results of operations. (3) Oracle is introducing new or revised versions of its products and services, such as Oracle 9i Database, Oracle 9iAS Application Server, E-Business Suite, Oracle Collaboration Suite and Outsourcing; the market acceptance and contribution to Oracle’s revenues of these new versions or products and services cannot be assured. (4) Oracle has made changes to its pricing model and sales organization, which could lead to a decline or delay in sales as its sales force and customers adjust to the new pricing policies and organizational changes. Intense competition in the various markets in which Oracle competes may also put pressure on Oracle to reduce prices on certain products. (5) The market for Oracle’s products is intensely competitive and is characterized by rapid technological advances and frequent new product introductions. There can be no assurances that Oracle will continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Oracle undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Oracle’s business, please refer to the “Risk Factors” section of Oracle Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Oracle Corporation’s Investor Relations Department at (650) 506-4073 or Oracle’s Investor Relations website at http://www.oracle.com/investor.

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